CITIGROUP INC.
399 Park Avenue
New York, NY 10043
May 11, 2011
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mark Webb

Re:	Citigroup Inc.
Registration Statement on Form S-3 (No. 333-172562)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Citigroup Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-172562) so that it will become effective at 12 p.m., New York City time, on May 12, 2011, or as soon thereafter as practicable.
     The Company hereby acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions on this matter, please call the undersigned at (718) 248-4107.

Very truly yours, CITIGROUP INC.
By:	/s/ Michael J. Tarpley
Michael J. Tarpley
Associate General Counsel-Capital Markets